EXHIBIT 99.1

Jacada Announces Planned Deregistration with, and Suspension of Reporting to, SEC

HERZLIYA, Israel, Jan. 16, 2019 (GLOBE NEWSWIRE) -- Jacada Ltd. (OTCQB:JCDAF) (“Jacada” or the “Company”), a provider of Autonomous CX solutions designed to automate customer service operations, reduce contact center size, and improve the customer experience, announced today its intention to deregister its ordinary shares and suspend its reporting obligations with the Securities and Exchange Commission (the “SEC”). The required documentation to deregister Jacada’s ordinary shares and suspend its reporting obligations is expected to be filed with the SEC on or about January 31, 2019. The deregistration will not impact shareholders’ ownership of their ordinary shares, and such ordinary shares will continue to represent the same percentage ownership interest in the Company.

Deregistration will reduce the Company’s administrative costs and will eliminate the time and distractions of the management team associated with SEC reporting requirements. It will enable Jacada’s team to increase its focus on developing its core business and growing its Autonomous CX business.

Jacada’s board of directors decided to deregister and suspend Jacada’s reporting obligations after careful consideration of the advantages and disadvantages of being an SEC reporting company. The board determined that the benefits of maintaining the Company’s status as a reporting company no longer outweigh the management time, cost and other burdens associated with such status. The board considered many factors in making this decision, including:

  the competitive harm to Jacada that stems from its having to disclose its operating results, financial condition, business trends and strategies publicly on an ongoing basis;
  the costs and significant management time associated with the preparation and filing of periodic reports with the SEC and the burdens associated with complying with laws applicable to reporting companies, such as the Sarbanes-Oxley Act of 2002;
  the low trading volume and minimal liquidity in Jacada’s ordinary shares and the current lack of analyst coverage for the shares;
  the small public float (more than 75% of Jacada’s outstanding shares are now owned by major shareholders, directors and officers); and
  the lack of institutional investor support and interest in Jacada in particular, and in over-the-counter traded public companies in general.

Jacada intends to file a Form 15 with the SEC on or about January 31, 2019 to terminate the registration of its shares and suspend its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). After the filing of the Form 15, Jacada will no longer be required to file Annual Reports on Form 20-F or ongoing Reports of Foreign Private Issuer on Form 6-K (assuming that the number of record shareholders of Jacada remain below certain thresholds in the future). The Exchange Act deregistration will be effective 90 days after the filing of the Form 15.

The Company believes that, immediately following the filing of the Form 15, its ordinary shares will continue to be quoted on the OTC Pink, a centralized electronic quotation service operated by the OTC Markets for over-the-counter securities. However, the Company can give no assurance that trading in its shares will continue in the future on the OTC Pink, on any securities exchange, or in any other quotation medium.

Shareholders may consult their financial advisors, the Company (by using the below contact information), or the Company’s transfer agent, American Stock Transfer & Trust Company, LLC, regarding any questions related to their holding ordinary shares in the Company following the deregistration of the Company’s ordinary shares with, and the suspension of the Company’s reporting obligations to, the SEC.

About Jacada

Jacada Ltd. and Jacada Inc. help enterprises to significantly reduce costs of their customer service operations by deploying automation solutions and contextual bots. From guiding the contact center agents and automating their manual tasks to fully automated self-service solutions, Jacada automates interactions while improving customer experience. Our 27 years of experience in automating customer service processes for global enterprises, together with proven outcome-focused integration capabilities, enable worry-free deployments with lower Total Cost of Ownership. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.Jacada.com.

Cautionary Note Re: Forward-Looking Statements:

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical fact. Forward-looking statements herein include those statements regarding Jacada’s ability to execute its operating plan and future financial performance and any other statements that are not statements of historical fact. These statements may be identified, without limitation, by the use of forward-looking terminology such as “anticipates”, “expects,” “will” or comparable terms or the negative thereof. Such statements are based on management’s current estimates, assumptions that management believes to be reasonable, and currently available competitive, financial, and economic data as of the date hereof. Forward-looking statements are inherently uncertain and subject to a variety of events, factors and conditions, many of which are beyond the control of Jacada and not all of which are known to Jacada, including, without limitation, Jacada’s ability to realize anticipated cost savings from its deregistration, the ability to timely and effectively implement its deregistration plan, adverse effects on share price and liquidity following Jacada’s deregistration, as well as more general business and financial risks such as those risk factors described from time to time in Jacada’s reports filed with or furnished to the SEC. Investors should keep in mind that Jacada’s financial results in any particular period may not be indicative of future results. Jacada is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Contact:
Caroline Cronin
Chief Financial Officer
Jacada
770-776-2204
ccronin@jacada.com